Exhibit 99.1

Market Announcemnt August 14, 2023

Advanced Health Intelligence Ltd Signs Collaboration Agreement with IntelliGen FZ-LLC

Highlights

●	AHI enters a second commercial agreement in the UAE.

●	IntelliGen Founders have worked with, and within the Government, Healthcare needs across the Middle East.

●	IntelliGen will receive up to 2,000,000 AHI shares for the delivery of a USD$20,000,000 License to AHI within the region.

●	IntelliGen to receive a revenue share on all sales across the region delivered by IntelliGen.

●	AHI and IntelliGen to use a Special Purpose Vehicle (SPV) to house the commercial agreements introduced by IntelliGen.

●	IntelliGen Co-founder Dr Zaher led the development of the COVID-19 vaccine research and protocol for the UAE.

●	IntelliGen Co-founder Dr Zaher was instrumental in the execution of the UAE genomics program at Sovereign Fund G42.

●	IntelliGen Co-founder Dr Zaher and Ms Sayed Awad are involved in the development and execution of multiple Saudi strategies as part of the Kingdom’s 2030 vision.

Perth, Australia August 14, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or the “Company”) is pleased to inform shareholders that the Company has entered into a Collaboration Agreement with UAE-Based IntelliGen FZ-LLC to deploy the AHI technology throughout the Middle East.

The Collaboration Agreement between AHI and IntelliGen represents the successful conclusion of an extensive evaluation process by IntelliGen, which encompassed technology functionality, usability, and health evaluation.

The collaboration between AHI and IntelliGen represents a ground-breaking initiative to address the pressing healthcare challenges in the Middle East, particularly in Saudi Arabia. This partnership combines AHI’s advanced technology with IntelliGen’s deep understanding of in-country needs and its founders’ extensive experience in healthcare provision and government collaboration.

At the heart of this collaboration is the purpose-focused digital health platform designed to tackle the nation’s high rates of chronic disease. The platform’s primary goal is to shift the healthcare paradigm from reactive to proactive, focusing on early identification and intervention of chronic diseases rather than episodic care when the problem has already manifested.

It is widely recognised that the region has high rates of chronic diseases. For instance, the World Health Organization (WHO) has reported that non-communicable diseases (NCDs), which include chronic diseases like heart disease, stroke, cancer, diabetes, and chronic lung disease, account for 74% of global deaths and 58% of deaths in the Eastern Mediterranean region, which includes most Middle Eastern countries.i

Specifically, the prevalence of diabetes is exceptionally high. According to the International Diabetes Federation, in 2019, approximately 55 million adults in the Middle East and North Africa region (MENA) had diabetes, representing a prevalence rate of around 12.2%ii among adults, which is one of the highest rates globally.

[i]	https://www.who.int/news-room/fact-sheets/detail/noncommunicable-diseases
ii	https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8472500/#::text=Specifically%2C%20the%20Middle%20East%20and,%25%20projected%20rise%5B4%5D.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcemnt August 14, 2023

The Middle East, particularly Saudi Arabia, is facing a significant health challenge with one of the world’s highest rates of chronic diseases. Conditions such as diabetes, heart disease, and obesity are prevalent, putting a tremendous strain on healthcare systems and affecting the quality of life for millions of individuals.

The traditional approach to healthcare, which often involves treating patients once symptoms have manifested, is not sufficient to address this escalating issue. We need to shift our focus towards prevention and early intervention, identifying the early markers of chronic diseases and introducing proper care pathways before a health event occurs.

Digitising healthcare is the key to making this shift. By leveraging IntelliGen’s and AHI’s integration of these cutting-edge technologies, we can collect, analyse, and interpret health data on a scale never before possible. This enables healthcare providers to identify at-risk individuals, monitor disease progression, and intervene at the earliest identifiable juncture. By doing so it will enable the introduction of proper care pathways before a health event happens, ultimately improving patient outcomes and overall healthcare efficiency.

IntelliGen is delivering a purpose-specific digital capability for the Saudi 2030 Health Initiative, which aims to revolutionise healthcare across all sectors. The Health Sector Transformation Program, a key component of this initiative, seeks to establish a comprehensive, effective, and integrated health system that prioritises the health of individuals and society, including citizens, residents, and visitors.

The program is grounded in the principle of value-based care, promoting transparency and financial sustainability. It emphasises public health and disease prevention, striving to improve access to health services through optimal coverage and equitable geographical distribution.

The program also aims to expand the provision of e-health services and digital solutions, enhancing the quality of health services in line with the best evidence-based international standards. It focuses on beneficiary satisfaction, fostering integrated healthcare systems covering all Kingdom regions.

The Health Sector Transformation Program also prioritises societal awareness of traffic and safety, coordinating efforts among all health sector entities, Variable Retention Programs (VRPs), and relevant government entities. This alignment ensures the strategic national goals are met during the transformation journey. IntelliGen is proud to be part of this transformative initiative.

In this context, our collaboration with IntelliGen is of paramount importance. Together, we aim to bring digitised healthcare and early intervention to the Middle East, with a specific focus on the right care pathways for the reduction of chronic disease. Our combined expertise and commitment to innovation can make a significant contribution to the Saudi 2030 Digital Health Initiative and the broader goal of improving health in the Middle East.

The collaboration between AHI and IntelliGen has the potential to revolutionise healthcare delivery in the Saudi region. By focusing on early identification and intervention of chronic diseases, they aim to foster a healthier future for Saudi Arabia and beyond.

The founders of IntelliGen - Zaher, Sayed Awad, and Idris - bring their deep roots in healthcare provision across multiple continents and extensive experience working with and in governments throughout the Middle East to this initiative. Their expertise, combined with AHI’s technology, will be instrumental in delivering a solution that meets the region’s unique needs.

The success of any initiative is always reliant on the expertise and connections brought by having the right people at the heart of the cause who champion such initiatives and lasting results. The founders of IntelliGen, with their profound industry knowledge and extensive networks across the Middle East and North Africa (MENA) region, are invaluable assets. Their insights into the healthcare landscape and their ability to forge strategic partnerships are instrumental in driving forward these transformative initiatives. The IntelliGen founders’ commitment to innovation and vision for a digitised, integrated healthcare system are key factors in successfully implementing these ambitious health sector transformations.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcemnt August 14, 2023

The broad commercial terms of the Collaboration Agreement with IntelliGen FZ-LLC are:

1.	The agreement was made between IntelliGen Solutions FZ-LLC, a company incorporated under the laws of the Dubai Development Authority, and Advanced Health Intelligence Ltd (AHI),

2.	The initial term of the agreement will be for 12 months from the effective date and will automatically extend annually unless terminated by either party with 30 days’ notice prior to the end of the initial term.

3.	The partnership aims to establish AHI’s presence within both governmental and private entities across the Middle East, mainly focusing on Saudi Arabia. The goal is to commercialise AHI’s technology through IntelliGen Solutions.

4.	AHI UAE will form a Special Purpose Vehicle (SPV) to pursue commercial opportunities introduced by IntelliGen Solutions.

5.	IntelliGen will receive a revenue share from all opportunities introduced by IntelliGen.

6.	Revenue share will be calculated as 50% of revenue above AHI base commercial offering.

7.	The Agreement can be terminated by mutual agreement upon 90 Days written notice or with cause.

IntelliGen has the potential to earn between 250,000 and up to 2,000,000 fully paid ordinary shares in AHI. This share allocation is intricately linked to the successful generation of license fees through collaboration or direct investment in AHI. The issuance of these shares is contingent upon IntelliGen meeting specific criteria related to generating license fees or investment, as outlined in the table below. Upon the successful fulfilment of these criteria, AHI will seek shareholder approval for the issuance of the shares.

Aggregate License Fee/Investment ($)	AHI Shares issued to IntelliGen
US$2m	250,000
US$5m	500,000
US$10m	1,000,000
US$20m	2,000,000

This structure provides a significant incentive for IntelliGen and underscores our confidence in the value and potential of the collaboration with AHI.

The parties are targeting Q1 2024 as the initial launch of the combined solution, and until such time AHI does not expect this collaboration to generate any revenue.

The pivotal forces driving this transformative journey are the founders of IntelliGen:

Dr Walid Zaher, a renowned scientist and medical doctor from Saudi Arabia, brings his expertise in leading transformative healthcare initiatives, such as the Emirati Genome Program, to the collaboration.

Entrusted by the UAE government to oversee the COVID-19 vaccine’s development and implementation, his leadership will be pivotal in developing the digital platform.

With over 35 years in healthcare informatics, Magid Hassan Ahmed Idris brings a diverse skill set to the AHI collaboration. His experience in engineering, sales, marketing, and management, along with his work with international organisations, provides him with a deep understanding of technology integration. His success in positioning MEDICOM & myCare as a leading product in the Middle East demonstrates his ability to drive product success and establish successful networks.

Co-founder of IntelliGen, Ms Nancy Sayed Awad, brings extensive experience in healthcare informatics and commercial strategy to the collaboration. Her leadership roles in organisations like IQVIA Middle East, Pfizer, and Sanofi have equipped her with valuable skills. As a former Senior Director at IQVIA Middle East, she led the commercial team and formulated strategies for key commercial partnerships.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcemnt August 14, 2023

As a Principal Consultant, she led a diverse team across five critical verticals and was instrumental in geographic expansion and strategic projects. Her experience in managing clinical trial operations at Pfizer and Sanofi further enhances her value to the collaboration.

Significantly, Ms. Sayed Awad and Dr. Zaher have been entrusted with the critical task of developing and implementing multiple Healthcare transformational strategies as part of the Saudi 2030 vision. Their selection for this pivotal role underscores their esteemed industry position and profound expertise.

Their contributions will be instrumental in shaping the future of healthcare in Saudi Arabia, reinforcing the importance of their roles in this transformative journey.

Dr Walid Zaher, Co-Founder of IntelliGen, said:

“As a medical professional and a scientist, I have always been driven by the desire to significantly impact people’s lives. The Middle East, particularly Saudi Arabia, is grappling with a significant health challenge chronic disease. These conditions, such as diabetes, heart disease, and obesity, are prevalent and are affecting the quality of life for millions of individuals.

The traditional approach to healthcare, which often involves treating patients once symptoms have manifested, is not sufficient to address this escalating issue. We need to shift our focus towards prevention and early intervention, identifying the early markers of chronic diseases and introducing proper care pathways before a health event occurs.

This is why I chose to collaborate with AHI. Their cutting-edge technology allows us to collect, analyse, and interpret health data on a scale never before possible. This enables healthcare providers to identify at-risk individuals, monitor disease progression, and intervene at the earliest possible stage.

I am excited to bring AHI’s technology to the Middle East. This technology can bring about a fundamental change in our approach to healthcare, focusing on the needs of the community and the reduction of chronic disease.”

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“The Middle East, particularly Saudi Arabia, is facing a significant health challenge with high rates of chronic diseases. Our technology allows us to shift the focus from treatment to prevention and early intervention, which is crucial in addressing this escalating issue. Identifying early markers of chronic diseases and introducing proper care pathways before a health event occurs can significantly improve patient outcomes and overall healthcare efficiency.

Our collaboration with IntelliGen brings together a wealth of expertise and a shared commitment to innovation. I am confident that together, we can make a significant contribution to the Saudi 2030 initiative and the broader goal of improving health in the Middle East

As the Head of Strategy at AHI, I am thrilled about our collaboration with IntelliGen and the opportunity to contribute to the Saudi 2030 Digital Health Initiative. This initiative’s vision aligns perfectly with our mission at AHI to leverage our proprietary digital technologies to transform healthcare delivery.”

About IntelliGen FZ-LLC:

IntelliGen, a pioneering digital healthcare company, is set to revolutionise healthcare delivery in the Middle East. The region currently faces a significant health challenge, with some of the highest rates of chronic diseases globally. Non-communicable diseases, including diabetes, heart disease, and obesity, account for 58% of deaths in the Eastern Mediterranean region. The prevalence of diabetes alone stands at around 12.2% among adults, one of the highest rates worldwide. IntelliGen is actively developing and licensing cutting-edge technologies specifically designed for deployment throughout the Middle East. This strategic initiative underscores our commitment to innovation and aligns with our mission to transform healthcare delivery in the region.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcemnt August 14, 2023

IntelliGen aims to address this escalating health crisis by shifting the focus from treatment to prevention and early intervention. Leveraging cutting-edge technologies, data generation, and advanced analytics, our technology identifies early markers of chronic diseases, enabling the introduction of proper care pathways before a health event occurs. This approach will improve patient outcomes and overall healthcare efficiency.

IntelliGen’s mission aligns with the ambitious Saudi 2030 Digital Health Initiative, which seeks to integrate digital technologies into every aspect of healthcare delivery. The initiative focuses on enhancing patient experience, improving health outcomes, and reducing costs.

IntelliGen’s collaboration with leading technology providers will significantly contribute to this initiative, bringing digitised healthcare and early intervention to the Middle East.

The founders of IntelliGen, Dr Walid Zaher, Magid Hassan Ahmed Idris, and Ms Sayed, bring a wealth of experience and deep roots in healthcare provision across multiple continents. Their extensive experience working with and in governments throughout the Middle East will be instrumental in delivering a solution that meets the region’s unique needs. Their combined expertise and commitment to innovation will foster a healthier future for Saudi Arabia and beyond.

IntelliGen’s target audience includes governments, healthcare providers, and the general population across the Middle East. The Company’s solutions are designed to be cost-effective and scalable, allowing for rapid deployment across large populations. By leveraging technology, IntelliGen aims to provide proactive care solutions at population scale, addressing the region’s unique healthcare needs.

IntelliGen is reshaping the healthcare landscape in the Middle East with a digitised data-driven ecosystem that enhances patient care and research and boosts overall healthcare efficiency. In the face of Saudi Arabia’s high chronic disease rates, IntelliGen’s pioneering approach offers a beacon of hope and a path towards a healthier future.

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world’s first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions symbolising digitised healthcare’s future.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcemnt August 14, 2023

Our key offerings include:

●	Body dimension and composition assessments enable the identification of obesity-related comorbidities such as diabetes.

●	Blood biomarker prediction includes HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification recognises 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI’s vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech